FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 00-30082
Envoy Capital Group Inc.
(Translation of registrant's name into English)
30 St. Patrick St., Suite 301, Toronto, Ontario, Canada M5T 3A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Envoy Capital Group Inc.
(Registrant)

By:/s/ Joseph Leeder
Name: Joseph Leeder
Title: Chief Executive Officer

Dated: November 4, 2009

Exhibit Index

Exhibit	Description

99.1	Notice of Change in Auditor

October 21, 2009

To:	Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorite des marches financiers (Quebec)

Attention:	Continuous Disclosure

RE:	Envoy Capital Group Inc.
Change of Auditors
Notice Pursuant to Part 4.11 of National Instrument 51-102

To whom it may concern:

As required by Part 4.11 of National Instrument 51-102, we have reviewed the information contained in the Corporation's Notice of Change of Auditor dated October 15, 2009, and agree with the information contained in the notice.

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from BDO Dunwoody LLP, will be filed with the securities regulatory authorities and provided to the Corporation's registered shareholders with the meeting materials relating to the Corporation's next meeting of shareholders.

Yours truly,

MEYERS NORRIS PENNY LLP

/s/ Jeremy Cole
Jeremy Cole, CA, CBV
Partner

CHARTERED ACCOUNTANTS & BUSINESS ADVISORS 1100 - 2 BL00R ST. E.,TORONTO, ON CANADA M4W 1A8 PH. (416) 596-1711 FAX (416) 596-7894 mnp.ca

BDO Dunwoody LLP Chartered Accountants and Advisors	60 Columbia Way Suite 300 Markham Ontario Canada L3R 0C9 Telephone: 905.946,1066 Fax- 905.946 9524 www.bdo.ca

October 16, 2009

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorite des marches financiers (Quebec)

Dear Sirs:

Re:	Envoy Capital Group Inc.
Change of Auditor Pursuant to National Instrument 51-102

As required by National Instrument 51-102, Continuous Disclosure Obligations, we have reviewed the information contained in the Company's Notice of Change of Auditor dated October 15, 2009 and agree with the information contained therein, based upon our knowledge of the information relating to the said Notice and of the Company at this time.

Yours truly

/s/ BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

cc: Envoy Capital Group Inc.

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario